UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Kimbell Royalty Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

49435R 102

(CUSIP Number)

Ben J. Fortson

777 Taylor Street, Suite 810

Fort Worth, Texas 76102

(817) 945-9700

with a copy to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Ben J. Fortson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,710,690 (1)

	8.	Shared Voting Power 1,301 (2)

	9.	Sole Dispositive Power 2,710,690 (1)

	10.	Shared Dispositive Power 1,301 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,991

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)         Such Common Units (as defined below) are owned directly by Kimbell Art Foundation (“KAF”), the investment assets of which Mr. Fortson was delegated the authority to manage.

(2)         Such Common Units are owned directly by BK GenPar, Inc. (“BK”). Mr. Fortson and his wife, Kay C. Fortson, are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

(3)         Based on 16,332,708 common units representing limited partner interests (“Common Units”) in Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”),  outstanding following the closing of the initial public offering of the Common Units of the Issuer on February 8, 2017 (the “Offering”), as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”).

CUSIP No. 49435R 102

1.	Names of Reporting Persons Kimbell Art Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (please see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,710,690

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,710,690

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,710,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)         Based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

Item 1.	Security and Issuer

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Kimbell Royalty Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive office of the Issuer is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)                                This Schedule 13D is jointly filed by and on behalf of each of Ben J. Fortson and Kimbell Art Foundation, a Texas non-profit corporation (“KAF” and, together with Mr. Fortson, the “Reporting Persons”), pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated by reference herein. KAF and BK GenPar, Inc. (“BK”) are the record and direct beneficial owners of the Common Units covered by this Schedule 13D. Mr. Fortson is Vice President, Chief Investment Officer and director of KAF, and he was delegated authority to manage the investment assets of KAF and, therefore, may be deemed to have voting and investment power over the Common Units owned by KAF. Mr. Fortson disclaims beneficial ownership of such Common Units. Mr. Fortson and his wife, Kay C. Fortson, are the sole directors and officers of BK and, therefore, may be deemed to share voting and investment power over its Common Units.

The name of each executive officer and director of KAF (collectively, the “Covered Individuals”) is set forth on Exhibit 99.2 attached hereto, which is incorporated by reference herein.

(b)                                The principal business address of Mr. Fortson is 777 Taylor Street, Suite 810, Fort Worth, Texas 76102. The principal business address of KAF is 301 Commerce Street, Suite 2300, Fort Worth, Texas 76102. The principal business address of each of the Covered Individuals is 301 Commerce Street, Suite 2300, Fort Worth, Texas 76102.

(c)                                 The present principal occupation of Mr. Fortson is President and Chief Executive Officer of Fortson Oil Company. Mr. Fortson is also (i) Vice President, Chief Investment Officer and director of KAF, (ii) President, Treasurer and director of BK and (iii) director of Kimbell Royalty GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”). The principal business of KAF is to own and operate the Kimbell Art Museum, an art museum in Fort Worth, Texas.

The present principal occupation of each of the Covered Individuals, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 99.2 attached hereto, which is incorporated by reference herein.

(d)                                During the last five years, none of the Reporting Persons has and, to KAF’s knowledge, none of the Covered Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, none of the Reporting Persons was and, to KAF’s knowledge, none of the Covered Individuals was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  Mr. Fortson is a citizen of the United States of America. KAF is a Texas non-profit corporation. All of the Covered Individuals are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Issuer was formed on October 30, 2015 as a Delaware limited partnership to own and acquire mineral and royalty interests in oil and natural gas properties throughout the United States.

At the closing of the Issuer’s initial public offering on February 8, 2017 (the “Offering”) and pursuant to the Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein attached hereto as Exhibit 99.3 (the “Contribution Agreement”), in exchange for the contribution of certain assets to the Issuer, the Issuer issued, in addition to cash, (a) to KAF, 2,710,690 Common Units representing an aggregate 16.6% limited partner interest in the Issuer as of such time, and (b) to BK, 1,301 Common Units representing an aggregate less than 1% limited partner interest in the Issuer as of such time, in each case based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the prospectus filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) on February 6, 2017 (the “Prospectus”), and the exercise in full by the underwriters of the Offering of their option to purchase an additional 750,000 Common Units of the Issuer (the “Option”). The initial public offering price for Common Units in connection with the Offering was $18.00 per Common Unit.

Item 4.	Purpose of Transaction

Each of the Reporting Persons acquired the Common Units reported herein solely for investment purposes. Each of the Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on, as applicable, such Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

Mr. Fortson, the Vice President, Chief Investment Officer and director of KAF and President, Treasurer and director of BK, is a member of the board of directors of the General Partner (the “Board”). In his capacity as a director of the General Partner, Mr. Fortson may from time to time consider, discuss with senior management and participate in Board deliberations about plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The actions of Mr. Fortson in his capacity as a director of the General Partner may be attributable to KAF. In such case, KAF may be deemed from time to time to consider plans or proposals relating to, or may be a participant, as a limited partner of the Issuer, in the following matters.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D:

(a)                                The General Partner may grant unit options, unit appreciation rights, restricted units, unit awards, phantom units and distribution equivalent rights (the “awards”) to employees, officers, consultants and directors of the General Partner (which includes Mr. Fortson), Kimbell Operating Company, LLC, a wholly owned subsidiary of the General Partner (“Kimbell Operating”), and their respective affiliates, who perform services for the Issuer, pursuant to the Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (the “LTIP”). Common Units to be delivered pursuant to awards under the LTIP may be Common Units acquired by the General Partner in the open market, from any other person, directly from the Issuer, or any combination of the foregoing. References to, and descriptions of, the LTIP as set forth in this Item 4 are qualified in their entirety by reference to the LTIP attached hereto as Exhibit 99.4, which is incorporated in its entirety in this Item 4.

In connection with the closing of the Offering, Kimbell Operating entered into a service agreement with BJF Royalties, LLC (“BJF Royalties”), of which Mr. Fortson is the sole member. Pursuant to such agreement, BJF Royalties will assist in sourcing, evaluating and recommending acquisitions, and assisting with business development opportunities related to potential acquisitions and other strategic transactions. BJF Royalties will not initially receive a monthly services fee in connection with such agreement. Subject to the approval of the Board, the monthly services fee shall be adjusted (i) annually, (ii) in the event of any sale of serviced properties or (iii) in the event of the provision of any additional management services (including with respect to acquisitions of new properties). As a result of such service agreement, Mr. Fortson, as the sole member of BJF Royalties, is considered a consultant under the LTIP and therefore may receive awards under the LTIP.

Pursuant to the Underwriting Agreement and the Lock-Up Agreements (each as defined below), as described in Item 6, each of Mr. Fortson and the Sponsor (as defined below) that is 50% owned by Mr. Fortson is restricted from selling any of his or its Common Units for a period of 180 days after February 2, 2017. Pursuant to the Contribution Agreement, as described in Item 6, each of KAF and BK is restricted from selling any of its Common Units for a period of 180 days after February 2, 2017. The information contained in Item 6 is incorporated herein by reference.

(b)                                None.

(c)                                 None.

(d)                                The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by affiliates of the Issuer’s founders (such affiliates of the Issuer’s founders, the “Sponsors”). Mr. Fortson is one of the Issuer’s founders and owns 50% of a Sponsor that owns a 33.33% membership interest in Kimbell GP Holdings, LLC, the sole member of the General Partner (“GP Holdings”). Mr. Fortson is also an executive officer and director of KAF, which is a Reporting Person and a unitholder in the Issuer, and a director of the General Partner. Neither the General Partner nor its Board will be elected by the Issuer’s unitholders. As a result of controlling the General Partner, the Sponsors have the right to appoint all members of the Board of the General Partner, including independent directors. Mr. Fortson, however, has no present intention of changing the Board or management of the General Partner.

(e)                                 Subject to the restrictions contained in the Partnership Agreement and the General Partner LLC Agreement (each as defined below), the Board of the General Partner, of which Mr. Fortson is a member and all of the members of which are appointed by the Sponsors, one of which is owned 50% by Mr. Fortson, may cause the Issuer to change its cash distribution policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.  Mr. Fortson, however, has no present intention of changing the current cash distribution policy or capitalization of the Issuer.

(f)                                  None.

(g)                                 None.

(h)                                None.

(i)                                    None.

(j)                                   Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in paragraphs (a) through (i), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)                                (1) The information set forth in Items 11 and 13 of the cover pages hereto regarding the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

(2) In addition, as of the date of this Schedule 13D, certain of the Covered Individuals, excluding Mr. Fortson, whose information is set forth in paragraph (a)(1) of this Item 5, beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Kay C. Fortson	1,301(A)(B)	*
Kimbell F. Wynne	0(C)	*

*                                          Less than 1% of the class beneficially owned.

(A)                                Kay C. Fortson shares voting power and dispositive power with respect to such Common Units with her spouse, Ben J. Fortson.

(B)                                Does not include 2,710,690 Common Units beneficially owned by Kay C. Fortson’s spouse, Ben J. Fortson. Mrs. Fortson disclaims beneficial ownership of such Common Units.

(C)                                Does not include 285,848 Common Units beneficially owned by Kimbell F. Wynne’s spouse, Mitch S. Wynne. Mrs. Wynne disclaims beneficial ownership of such Common Units.

The percentages set forth in paragraph (a) of this Item 5 are based on 16,332,708 Common Units outstanding following the closing of the Offering on February 8, 2017, as set forth in the Prospectus, and the exercise in full by the underwriters of the Option.

(b)                                The information set forth in Items 7 through 10 of the cover pages hereto regarding the number of Common Units as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition is incorporated herein by reference. To KAF’s knowledge, except as otherwise noted, each of the Covered Individuals listed in the table in paragraph (a)(2) of this Item 5 has sole voting power and dispositive power with respect to all of the Common Units reported for her in the table in paragraph (a)(2) of this Item 5.

(c)                                 Except as described in Item 3 or elsewhere in this Schedule 13D, none of the Reporting Persons or, to KAF’s knowledge, any of the Covered Individuals has effected any transactions in the Common Units during the past 60 days.

(d)                                KAF has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported by it on the cover page of this Schedule 13D and in this Item 5. Mr. Fortson was delegated the authority to manage the investment assets of KAF and, therefore, may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by KAF on the cover page of this Schedule 13D and in this Item 5. As the sole directors and officers of BK, Mr. Fortson and his wife, Kay C. Fortson, have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported by Mr. Fortson as being owned through BK on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in the Partnership Agreement in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Persons or, to KAF’s knowledge, the Covered Individuals.

(e)                                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

Joint Filing Agreement

Each of the Reporting Persons is party to a Joint Filing Agreement, dated as of February 17, 2017 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Schedule 13D and any and all amendments hereto with the SEC.

References to, and descriptions of, the Joint Filing Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Joint Filing Agreement attached hereto as Exhibit 99.1, which is incorporated in its entirety in this Item 6.

First Amended and Restated Agreement of Limited Partnership of the Issuer

The General Partner, as the sole general partner of the Issuer, and Rivercrest Royalties, LLC, as the organizational limited partner of the Issuer, together with any other persons who become partners in the Issuer, including the Contributing Parties (as defined below), which includes KAF and BK, are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (the “Partnership Agreement”). Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to voting and distributions of cash.

Cash Distributions

The Partnership Agreement requires the Issuer to distribute all of its cash on hand at the end of each quarter, less reserves established by the General Partner. The Issuer refers to this cash as “available cash.” The Issuer intends to distribute available cash to its unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Issuer. Unlike the holders of common stock in a corporation, the Issuer’s unitholders will have only limited voting rights on matters affecting the Issuer’s business. The Issuer’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed unless that removal is both (i) for cause and (ii) approved by a vote of the holders of not less than 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. Mr. Fortson owns all of the outstanding common stock of BK, which owns less than 1% of the Issuer’s Common Units. Mr. Fortson does not have a pecuniary interest in KAF, which owns 16.6% of the Issuer’s Common Units. Therefore, none of the Reporting Persons has the ability to prevent the involuntary removal of the General Partner. However, the Sponsors, one of whom is 50% owned by Mr. Fortson, indirectly own and control the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates (including the Sponsors and their respective affiliates) own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement attached hereto as Exhibit 99.5, which is incorporated in its entirety in this Item 6.

First Amended and Restated Limited Liability Company Agreement of the General Partner

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (the “General Partner LLC Agreement”), GP Holdings has the right to elect the members of the Board of the General Partner. The Sponsor that is 50% owned by Mr. Fortson owns 33.33% of the membership interests in GP Holdings.

References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement attached hereto as Exhibit 99.6, which is incorporated in its entirety in this Item 6.

Lock-Up Agreements

Pursuant to the Contribution Agreement, each of KAF and BK agreed not to sell any of its Common Units for a period of 180 days after February 2, 2017. References to, and descriptions of, the Contribution Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Pursuant to the Underwriting Agreement, dated as of February 2, 2017 (the “Underwriting Agreement”), by and among the Issuer, the General Partner, Kimbell Operating, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, GP Holdings, and Raymond James & Associates, Inc., RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives (the “Representatives”) of the several underwriters named in Schedule I thereto, and the lock-up agreements entered into in the form attached as Exhibit A thereto (the “Lock-Up Agreements”), subject to certain limited exceptions, the Issuer, the General Partner, the executive officers and directors of the General Partner and the Sponsors, as well as certain individuals who purchase Common Units in the Issuer’s directed unit program, have agreed with the underwriters for the Offering, for a period of 180 days after February 2, 2017, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer any Common Units or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Common Units without the prior written consent of the Representatives.

References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement attached hereto as Exhibit 99.7, which is incorporated in its entirety in this Item 6.

Registration Rights Agreement

Pursuant to the Contribution Agreement and the registration rights described in Exhibit K thereto (the “Registration Rights Agreement”), the entities and individuals that contributed certain mineral and royalty interests to the Issuer (the “Contributing Parties”), including KAF and BK, have specified demand and piggyback participation rights with respect to the registration and sale of Common Units held by them or their affiliates. At any time following the time when the Issuer is eligible to file a registration statement on Form S-3, each of the Sponsors (including the Sponsor that is 50% owned by Mr. Fortson) has the right to cause the Issuer to prepare and file a registration statement on Form S-3 with the SEC covering the offering and sale of Common Units held by its affiliates. The Issuer is not obligated to effect more than one such demand registration in any 12-month period or two such demand registrations in the aggregate. If the Issuer proposes to file a registration statement pursuant to a Sponsor’s demand registration discussed above, the Contributing Parties, including KAF and BK, may request to “piggyback” onto such registration statement in order to offer and sell Common Units held by them or their affiliates. The Issuer has agreed to pay all registration expenses in connection with such demand and piggyback registrations, excluding underwriters’ compensation, stock transfer taxes or counsel fees.

References to, and descriptions of, the Registration Rights Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Contribution Agreement attached hereto as Exhibit 99.3, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of February 17, 2017, by and among the Reporting Persons (filed herewith).

99.2	Executive Officers and Directors of KAF (filed herewith).

99.3

Contribution, Conveyance, Assignment and Assumption Agreement, dated as of December 20, 2016, by and among the Issuer, the General Partner, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, Kimbell Royalty Holdings, LLC and the other parties named therein (filed as Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-215458), as amended, initially filed with the SEC on January 6, 2017 and incorporated herein in its entirety by reference).

99.4

Kimbell Royalty GP, LLC 2017 Long-Term Incentive Plan (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

99.5

First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of February 8, 2017 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.6

First Amended and Restated Limited Liability Company Agreement of the General Partner, dated as of February 8, 2017 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2017 and incorporated herein in its entirety by reference).

99.7

Underwriting Agreement, dated as of February 2, 2017, by and among the Issuer, the General Partner, Kimbell Operating, Kimbell Intermediate GP, LLC, Kimbell Intermediate Holdings, LLC, GP Holdings and the Representatives (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2017
(Date)

By:	/s/ Ben J. Fortson
BEN J. FORTSON

KIMBELL ART FOUNDATION

	By:	/s/ Ben J. Fortson
		Name:	Ben J. Fortson
		Title:	Vice President and Chief Investment Officer